Filed Pursuant to Rule 433 of the Securities Act of 1933

Free Writing Prospectus dated May 22, 2025

Relating to the Prospectus Supplements dated March 10, 2025 and May 22, 2025

Registration No. 333-284510

On May 22, 2025, MicroStrategy Incorporated d/b/a Strategy posted an investor presentation on https://www.strategy.com/strf-atm-launch-05-22-2025. A copy of the slides included in the investor presentation and a transcript of the investor presentation are attached hereto as Exhibits A and B, respectively.

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Exhibit A

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Exhibit B

Transcript of Presentation

Phong Le

Hello, good morning. Welcome everybody.

I’m joined here with our executive chairman and founder, Michael Saylor. I’m Phong Le, the CEO of President and Strategy. And we’re here today to announce our $2.1 billion STRF ATM shelf registration on the strength of a good first half of the year and good performance from our fixed income equities STRK and STRF.

I’ll start with just a performance review. Since we last talked with our Q1 earnings call at the beginning of May and since updating our BTC Yield and BTC Gain targets for the year, we’ve seen substantial accretion on both of those. Year to date, we’re 16.3% versus a 25% target on BTC Yield, so well through the halfway mark on that particular KPI. And even more substantial, more important, our BTC $ Gain, which in many ways is an analogy to an earnings number for a traditional company, where it’s $7.7 billion of BTC $ Gain year to date on a target of $15 billion and that is far and away higher than any other Bitcoin Treasury Company and higher than many other traditional companies out in the market today.

Now if we look at STRK and STRF and the performance since inception, we’ve seen STRK go from $80 initial pricing to nearly $100. 24% gain during that period of time.

And we’ve seen STRF out in the market for a little bit less than two months, initially priced at $85 and now at $98.8 and that’s a 16% improvement since launch and that compares to other preferreds that have been in the market for a similar period of time at -5.5% and -3.8% respectively. So, we’ve been very happy with the performance of STRK and STRF since we’ve rolled these out in the first quarter of 2025.

If you zoom into the last month, the performance has been even more impressive.

STRF +12% in the last month and STRK plus +17% in the last month. Both of which are now approaching par value on instruments that are very unique in the market.

So, let me talk a little bit more about why these are unique instruments, right. You’re all aware that the duration of STRK and STRF are perpetual compared to other preferreds which have anywhere between a 5 and 30 year duration. These are infinitely longer in duration. And the coupons that we are paying on STRK and STRF are 8% and 10% respectively, compared to other preferreds which are 5-7%. What I would say is also quite interesting in addition to the performance is, we’re seeing significant trading volumes. $31 million a day for STRK, $23 million a day for STRF, compared to $0.4 million. So, call it 62x and 46x more trading with both of these instruments. So, we’re getting both performance we’re getting a perpetual nature duration, we’re getting a higher coupon and significant liquidity in both. And I think it’s that liquidity that gives us the confidence that we can now issue an ATM against STRF.

The other thing that that I’ll note is with the ATM on STRK, we’ve been able to issue now $212 million on that ATM and we’ve been doing it in an orderly fashion that hasn’t put pressure on the price, and we’ve done it in a liquid market. And what that means, big picture, is against our 42/42 plan that we’ve announced, on the MSTR equity we now are at 55% against the $42 billion plan. So, we’ve issued about $2 billion more since we issued our next shelf registration for MSTR. On STRK, we’re able to issue $212 million against a $21 billion plan. And now with STRF, we see the liquidity in the market, and we see the demand in the market for our instrument. We have confidence that a $2.1 billion ATM is something that we can also execute upon going forward. And we’re excited to see STRF start to continue to perform like STRK and also be able to help us fill our fixed income objective of the $42 billion.

So, with that I’ll hand it over to Mike to talk more about some of these instruments and how we think about our overall capital structure.

Michael Saylor

Thanks, Phong.

You know the question that pops to mind is: Why $2.1 billion instead of $21 billion?

And the answer is we see STRF as the crown jewel of our preferred strategy. We’re going to be 10 times as choosy and about 10 times as careful about this instrument because our long-term goal with this instrument is for this to be deemed as the pristine fixed income preferred stock in the market. Our aspiration is for the market to view this as investment grade fixed income. It’s got the highest BTC rating of our preferreds. It’s like 6.7x now. But our plan will be to drive that rating up. We expect that rating will go up over time as bitcoin goes up. We expect that rating will go up over time as some of the senior securities to this instrument equitize and we would expect that rating to go up because we’ll be biased toward issuing more securities that are junior to this instrument that will improve the credit quality of this. And of course, I think that as the market becomes more comfortable with Bitcoin and more comfortable with our preferred strategy, they’ll start to see just how good these instruments are, and they’ll start to see that STRF is an extremely over collateralized, well-constructed instrument. And it will appeal to the most conservative fixed income investors, the ones that want super high-quality security and investor protections, and payment protection features.

So STRF is an instrument to draw a new class of investors into the Bitcoin universe that otherwise they wouldn’t buy bitcoin. They wouldn’t buy a highly volatile stock. They wouldn’t buy a convertible bond or a convert. But this is something that will start to check the box for them and meet their investor requirements.

STRK, on the other hand is, it’s for the bitcoin curious, or the crypto-curious. Think of it as like a bitcoin fellowship that comes with a living stipend. You’re going get a chance to learn about bitcoin, you get the upside of bitcoin, you can take your time, you can hold it for a decade or two decades and you get the upside of bitcoin via that conversion right. But you also get the quarterly dividend and it’s a strong dividend and you get this over-collateralization as well. So, we think this is a really great instrument to onboard new classes of investors, maybe investors that would otherwise invest in the S&P index. Or maybe they think that bitcoin might be just a little bit too much of a roller coaster for them, and they like the downside protection or the liquidation preference.

So STRK, it pairs very nicely with STRF, and it sits right in the middle of that capital structure below MSTR. And it’s worthwhile for us to take a look at that capital structure right now. You can see we generate a lot of volatility by design with the equity. Our goal for MSTR equity is to make it more volatile, more leverage than Bitcoin. Our goal with STRK is to sit right in the middle. Some volatility, some leverage. And our goal with STRF is really to focus upon stripping away the volatility and provide the highest degree of seniority we can. We won’t issue any more preferreds senior to STRF. STRF will be the senior jewel in the crown for our company, and we expect to go to all manner of investors and use this as our door opener to bring them into the entire Strategy ecosystem.

But I think I get a lot of questions all the time about how do you run the ATM? And I think the important thing to note is that with this $2.1 billion shelf registration, we will now have a $21 billion STRK program, a $21 billion MSTR program, and a $2.1 billion STRF program. All of those are very artfully engineered and balanced to work together. And we as a company actively manage these. So, on a daily basis, we’re rebalancing and programming these ATMs based upon the capital markets, the volatility of bitcoin, what’s going on in the macro-economy and the feedback of investors. And we’ve got a whole set of signals that we use in order to do that rebalancing. After we’ve rebalanced those parameters, we’re executing those ATMs minute by minute. And so, it’s a fairly intricate and elegant machine. And as we’re executing the ATMs, we’re synchronizing our BTC acquisition in order to stay hedged. And so, it’s a fairly a fairly elegant machine, and it’s a very scalable machine. And the goal is to continuously generate BTC Yield and continuously generate BTC Gain and maximize the BTC Gains that we’re able to generate while you know trading off against liquidity and market dynamics and pricing. There’ll be times when all of these ATMs will be turned off. There’ll be times when one of them is working or two of them, or all three of them are working. The fact that we have all three gives us extraordinary optionality to do the right thing for the shareholders.

And I’ll end with this slide which is to just show how far we’ve come since the end of October last year. We have now managed to build a very thriving ecosystem of Bitcoin-based and Bitcoin-linked securities that are for the most part built on top of MSTR equity. And so, what you can see is that for those people in the TradFi market that just want straight one-for-one bitcoin performance and vol, they’re buying the spot Bitcoin ETF’s. But MSTR equity is more levered and more volatile and it’s become very liquid. And because it is very liquid and very well-known globally and more volatile and also because it’s an operating company, it turns out to be more compliant and a bit more credit-worthy than the spot ETF. So, a lot of people can’t trade the ETF, they can’t actually get credit lines against them. They’re not quite compliant. The most compliant security globally is generally a Well-Known Seasoned Issuer and an equity from an operating company. So, we have that pristine equity collateral and that is then a building block, a component. It’s going into highly levered ETF’s like MSTX, MSTU, MSTZ. There are billions and billions of dollars of capital in those. There are 2x levered MSTR type instruments. And of course, MSTR equity is the base collateral for the entire options market built on MSTR, which has an open interest that ranges from $60, $70, $80, $90, even up to $100 billion at times. And that meets the requirements of traders above the baseline. Then below the baseline of a spot ETF, there are a lot of investors that want to strip the volatility, strip the risk, and strip the leverage off of their securities. And so of course we have MSTR convertible bonds that meet that requirement. We have ETFs like BMAX that provide a simple investor access to those convertible bond markets and the converts are over the counter traded. So BMAX is an instrument that you can use if you were a retail investor or you weren’t a qualified institutional buyer. We’ve talked about STRK and STRF, which are two very innovative preferred stocks that strip volatility and leverage and they strip some of the risk. And then of course there’s another rapidly growing class of ETF’s, the high yield income generators like MSTY, which the other day was up to about $4 billion of capital, getting to be very large. And IMST and MST, there are various flavors. They’re selling various types of volatility and I think MST is like half leverage, half volatility. But I think we’re pretty proud that we have been able to provide a framework for a rapidly growing ecosystem that offers all types of investors, all types of Bitcoin exposure that they might need in order to meet their charter or meet their investment objectives. And of course, the foundation of all of this is the 576,230 bitcoin in our bitcoin reserve. That’s worth about $60 billion right now. And because that’s permanent capital that provides the baseline to create this high-performance credit-worthy set of securities. And we’re going to continue to pioneer new forms of BTC equity and new forms of BTC credit that meet the needs of various capital markets investors. Our announcement today of this STRF $2.1 billion ATM is simply the latest in our bitcoin strategy.

We appreciate your support. We couldn’t do it without you and I thank you for your time today and look forward to speaking with you all soon.

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